Shareholder Resolution to dissolve SHC Management passed

On September 24, 2009, SHC Management (hereafter “the Company”), a wholly owned subsidiary of Shinhan Financial Group, held an extraordinary shareholders meeting and passed a resolution to dissolve the Company.

SHC Management, formerly Shinhan Card, transferred its whole business operation to Shinhan Card, formerly LG Card, after Shinhan Financial Group acquired LG Card in 2007.

Liquidation of the Company will proceed from October 1, 2009.

Please refer to the Form 6-K filed on May 29, 2007 for details of the business transfer.